UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ___________________
Form CB TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)  ☐
Securities Act Rule 802 (Exchange Offer)  ☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐
Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

PortX Operações Portuárias S.A.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of Subject Company’s Incorporation or Organization)

MMX Mineração e Metálicos S.A.
(Name of Person(s) Furnishing Form)

Common Shares Global Depositary Shares representing Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP No. of Class of Securities (if applicable))

OTAVIO LAZCANO CEO AND INVESTOR RELATIONS OFFICER PORTX OPERAÇÕES PORTUÁRIAS S.A. PRAIA DO FLAMENGO, NO. 154, 5TH FLOOR 22210-030 – FLAMENGO, RIO DE JANEIRO – RJ, BRAZIL, TELEPHONE: +55 21 2555-5661

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
With a copy to:
MANUEL GARCIADIAZ DAVIS POLK & WARDWELL LLP 450 LEXINGTON AVENUE NEW YORK, NY 10017 TELEPHONE:(212) 450-4000 FACSIMILE: (212) 701-5428

(Date Tender Offer/Rights Offering Commenced)

Part One – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit No.	Description

99.1
First draft of the Notice of Voluntary Exchange Offer for Common Shares of PortX Operações Portuárias S.A. (Edital de Oferta Pública Voluntária Para Acquisição de Ações Ordinarias de Emissão de PortX Operações Portuárias S.A.) filed with the Brazilian securities commission (free translation).

99.2	Presentation -- LLX Sudeste Port Acquisition: Overview of MMX's Royalty Securities

Item 2.  Informational Legends

The required legends have been included in prominent portions of the Exhibits 99.1 and 99.2 referred to in Item 1.

Part Two – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

Part Three – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by MMX Mineração e Metálicos S.A. with the Securities and Exchange Commission (the “SEC”) concurrently with the furnishing of this Form CB on December 16, 2010.  MMX Mineração e Metálicos S.A. will promptly communicate any change in the name or address of its agent of service of process to the SEC by amendment of the Form F-X.

Part Four – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MMX Mineração e Metálicos S.A.
Date:	December 16, 2010	By:	/s/ Roger Downey
			Name:	Roger Downey
			Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1
First draft of the Notice of Voluntary Exchange Offer for Common Shares of PortX Operações Portuárias S.A. (Edital de Oferta Pública Voluntária Para Acquisição de Ações Ordinarias de Emissão de PortX Operações Portuárias S.A.) filed with the Brazilian securities commission (free translation).

99.2	Presentation -- LLX Sudeste Port Acquisition: Overview of MMX's Royalty Securities